[SHAWCORE DEVELOPMENT CORP. LOGO]

From:
Gary Burkinshaw
Chief Executive Officer
Shawcore Development Corp.
329 Manchester Road
Deepcar, Sheffield
England, S36 2RB

AMMENDMENT #4

Re: Form S-1/A filed March 4, 2010 File No, 333-162461

To Whom It May Concern:

On behalf of Shawcore Development Corp. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated March 17 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

Prospectus Cover Page

     1) The Company has revised the disclosure throughout the prospectus to state that the selling shareholders will sell their shares at a fixed price unless and until our shares are quoted on the OTCBB.

Risk Factors, Page 5

     2) The Company revised the risk factors in order to remove inconsistencies and risks that were disclosed repetitively.

Description of Business, Page 16

Government Regulations, page 19

     3) The company has expanded the disclosure on the regulatory environment and certification available for products to be manufactured and distributed.

Security Ownership of Certain Beneficial Owners and Management, Page 26

     4) The Company has updated the beneficial ownership table as of the most recent practicable date, March 5, 2010.

Exhibits

     5) The Company has included as an exhibit and updated consent from De Joya Griffith & Company, LLC.


Shawcore Development Corp.


/s/ Gary Burkinshaw
----------------------------
Gary Burkinshaw, CEO